SANDVIK

Our date: 2006-06-08

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Attending to this matter, tel. direct line, fax direct line

[redacted]1030

06014679

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SEC MAIL RECEIVED PROCESSING
JUN 26 2006
WASH. DC

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

SUPPL

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release Sandvik to acquire Australian based UDR Group, dated 8 June 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
JUN 27 2006
THOMSON
FINANCIAL

dw 6/27

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003



Press Release

Sandvik to acquire Australian based UDR Group

Sandvik has signed an agreement with Major Drilling Group International Inc., Canada, to acquire the business and assets of the Australian company UDR Group, including its business units in Australia and Chile.

UDR Group is one of the market's leading manufacturers and suppliers of surface mineral exploration drill rigs. UDR Group reported sales for the last business year of about SEK 275 M (AUD 48 M) and has approximately 100 employees.

The purchase price for the transaction was AUD 46 M on a cash and debt free basis, subject to customary working capital related post closing adjustments.

The acquisition was completed on 8 June, 2006 (Australia time), immediately after the execution of a definitive purchase agreement, and UDR Group became part of Sandvik Mining and Construction as of that date.

"The acquisition is in line with the Sandvik Group's long-term strategy of continued profitable growth. With this acquisition and the recently concluded acquisitions of SDS Corporation and Hagby-Asahi AB, Sandvik has established itself as a full-service provider to the mineral exploration industry.

UDR is a company with a strong market position, particularly in Australia and Latin America, and we intend to continue our expansion globally within mineral exploration" says Lars Josefsson, President of the Sandvik Mining and Construction business area. "Particulary, UDR's strength in multi-purpose exploration drill rigs will be a very strong contributor to Sandvik's offering within the mineral exploration field."

As a part of the transaction, Sandvik and Major Drilling has signed a 5 year strategic cooperation and supply agreement. Under this agreement the two parties will cooperate within product development and Sandvik and UDR will remain as a preferred supplier of mineral exploration rigs and consumables to Major Drilling.

Sandviken, 8 June 2006

Sandvik AB; (publ)

For further information, contact Lars Josefsson, President Sandvik Mining and Construction, tel +46 26 26 51 51 or Jan Lissåker, Vice President Investor Relations, tel +46 26 26 10 23

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys and resistance heating materials and process systems. The Group has 39,000 employees, operations in 130 countries and annual sales of approximately SEK 63,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a world-leading manufacturer of drilling and excavation machinery, tools and service for the mining and construction industries. Annual sales amount to SEK 20,600 M, with about 10,600 employees.

Based in Moncton, New Brunswick, Canada, Major Drilling Group International Inc. is one of the world's largest drilling service companies serving the mining industry. To support its customers' varied drilling requirements, Major Drilling maintains operations in Canada, the United States, Portugal, Mexico, South and Central America, and in Australia, Indonesia, Tanzania, Mongolia and China. Major Drilling's stock trades on The Toronto Stock Exchange under the symbol "MDI".

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43